 gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

 July 27, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

      Re:

Greens Worldwide Incorporated

Registration Statement on Form S-8

Filed July 25, 2006

File No. 333-136013

Ladies and Gentlemen:

We previously filed the above-referenced Form S-8 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because a document reflecting a Current Report on Form 8-K was attached to the filing instead of the correct S-8 registration statement document.  The Company intends to re-file the S-8 registration statement, with the proper attachments, immediately after this withdrawal is filed.

Thank you for your assistance in this matter. If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff